

September 26, 2011

<u>Via E-mail</u>
Mr. Christopher Rohrbacher
Nuveen Long/Short Commodity Total Return Fund
333 West Wacker Drive
Suite 3300
Chicago, IL 60606

> **Re: Nuveen Long/Short Commodity Total Return Fund**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 6, 2011**
> **File No. 333-174764**

Dear Mr. Zimmerman:

We have reviewed Amendment No. 1 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to comment 1 of our letter dated July 5, 2011. Please continue to update us regarding the status of the National Futures Association's review.

2.   We note your response to comment 2 of our letter dated July 5, 2011. We have referred your analysis to the Division of Investment Management and their review of your response is pending. We may have follow-up comments.

3.   We note your response to comment 4 of our letter dated July 5, 2011, and the supporting materials sent separately. However, the materials provided do not appear to support all of the quantitative and qualitative business and industry data used in the registration statement. For example only, we note the figures used in the charts on pages 105 and 106 do not correspond to the figures provided in the supplemental materials. Please revise your disclosure as appropriate. Clearly mark the specific

language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you, whether by the company or another entity, in connection with this offering. You indicate that Morningstar updated return data to July 2011 so that it could be included in this filing. If information was prepared specifically for you, please provide an analysis as to why a consent is not required under Rule 436. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

4.   We note your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011. We will continue to monitor for your response to these comments.

Prospectus Cover Page

5.   We note your response to comment 14 of our letter dated July 5, 2011. Please expand your risk factor disclosure on page 31 to address other risks associated with this form Schedule K-1.

Who May Want to Invest, page 2

6.   We note your statement that an investment may be appropriate for investors seeking "reduced volatility of returns compared with long-only commodity strategies." Please provide support for this statement.

Investment Strategy, page 3

7.   Please explain what you mean by your statement: "[B]ecause the Fund will not short energy futures contracts, it instead will invest amounts that otherwise would have been allocated to an energy futures contract in cash." It is not clear how investing in cash creates a flat position with respect to these contracts.

8.   We note your response to comment 11 of our letter dated July 5, 2011. Please revise your disclosure to clarify that Gresham has very limited discretion in deciding which commodities to invest in though it can use discretion in determining which contracts to select. Please also revise your disclosure in the summary to describe that the Long/Short Plus program rules were developed by Gresham and that they are not the same as the rules governing the Index.

Break-Even Analysis, page 16

9.   Please revise your disclosure in the fee table to include anticipating rebalancing costs. If you do not expect to incur any such costs in the first year, you may revise the

narrative disclosure surrounding the table to discuss your estimate of such expected expenditures in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 70

10.   We note your disclosure on page 70 that states that the Morningstar Long/Short Commodity Index outperformed traditional market benchmarks in volatile markets such as 1998, 2001 and 2008 as illustrated in Exhibit 4 of Part Two. Exhibit 4 does not illustrate returns from 1998. Please revise your disclosure or explain.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Craig Walker, Esq. (*via e-mail*)